Vantem Global LLC

VANTEM GLOBAL

Annual Report
2019

Annual Report 2019

Throughout this document, mentions of Vantem refer to Vantem Global LLC a Limited Liability Company formed in Delaware as Vantem Composite Technologies and amended to the new name of Vantem Global LLC on February 20, 2019 (the "Company"). The Company's physical address is 7 Central St Ste 180; Arlington, MA 02476.

You may contact the Company by emailing canderson@vantemglobal.com. This annual report is posted on the Company's website www.vantemglobal.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Vantem Global LLC ("Vantem"or "Company") is a corporation originally a limited liability company formed on November 15, 2010 in Delaware. The Company's physical address is 7 Central St Ste 180; Arlington, MA 02476. The Company's web site may be accessed at www.vantemglobal.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Chris Anderson

Board positions with Vantem:

Dates	Position	Principal Occupation
2012-Present	Board Member	CEO Vantem Global

Positions with Vantem:

Dates	Position	Responsibilities
2012-Present	CEO	Chief Executive Officer

Business Experience:

Dates	Organization	Title, Principal Business, and Responsibilities
2008-Present	Intelitec LLC	CEO
2006-2008	Forestworld LLC	President

John Preston

Board positions with Vantem:

Dates	Position	Principal Occupation
2012-Present	Board Member	Fund Management

Business Experience:

Dates	Organization	Title, Principal Business, and Responsibilities
1993-Present	Clean Harbors	Board Member
2009-Present	TEM Capital	Managing Partner

Shad Azimi

Board positions with Vantem

Dates	Position	Principal Occupation
2012-Present	Board Member	Fund Management

Business Experience:

Dates	Organization	Title, Principal Business, and Responsibilities

| 2008-Present | Vanterra Capital | Managing Member |

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

- Vantem Holdings owns 8,300,000 common membership units, representing a voting power of 79.3%

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Vantem Global's breakthrough building system technology has made it a leader in rapid construction of high quality homes, schools, and other public and commercial buildings that have the look and feel of traditional masonry at lower cost and with much greater thermal efficiency.

Vantem's building system is competitive in large portions of the global construction market. The Vantem structural insulated panel has been tested extensively by internationally recognized laboratories and has been successfully used in hundreds of buildings, including homes, apartments, offices, warehouses, shopping centers, and schools. These have been built in Uruguay, Brazil, Bolivia, Chile, Colombia, and the Caribbean. We expect to continue building our presence in South America and expand to other regions worldwide in the long term.

5. How many employees does the Company currently have? (§ 227.201(e))

Vantem Global and its subsidiary, Vantem Uruguay, have a total of approximately 30 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

This investment is highly speculative, involves a high degree of risk and should not be made by anyone who cannot afford to risk their entire capital contribution. If any of the following risks or other risks actually occur, our business, financial condition, results of operations and future prospects could be materially harmed. In that event, the market price of our Common Stock could decline, and you could lose all or part of your investment. ␊

These risk factors may include certain forward-looking statements. Forward-looking statements can be identified by words such as "believes," "anticipates," "expects," "intends," "targeted," "continue," "remain," "will," "should," "may," "plans," "estimates," and similar references to future periods; however, such words are not the exclusive means of identifying such statements. Such forward-looking statements reflect various assumptions of management concerning the future performance of Vantem Composite Technologies and are subject to business, technological, economic, industry, political, legal and competitive uncertainties and contingencies, many of which are beyond the control of the Company. Accordingly, there can be no assurance that such projections and forward-looking statements will be realized. Any forward-looking statement made in these risk factors speaks only as of the date on which it is made. The actual results may vary from the anticipated results and such variations may be material. No representations or warranties are made as to the accuracy or reasonableness of such assumptions or the projections or forward-looking statements based thereon. The Company undertakes no obligation to update any forward-looking statement, whether a result of new information, future developments or otherwise, except as may be required by law.

Investment in alternative construction product development is speculative because it entails substantial upfront capital expenditures and significant risk that a product will fail to maintain commercial viability or expand into new geographical markets. Our operations have generated losses in the past. Our ability to achieve profitability is dependent on our ability to finalize contracts on commitments we have and to deliver our products at the costs and with the efficiency we project. We cannot assure you that we will be profitable or continue to be profitable. We may not be able to successfully maintain the costs we have projected. Furthermore, our projected revenue depends, in part and among other things, on the development of new market niches which have yet to be developed.

Failure to become and remain profitable may adversely affect the market price, of our membership interest units, if there is a market price, and our ability to raise capital and continue operations.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and plan for our future growth. The technology which we rely on for our revenue forecast was added to our operating platform in 2012. Although that technology was developed in 2007 and proof of concept projects were installed prior to 2012, our first large scale installations and orders began in 2018. As a result, our business model has not been fully proven, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. While we have continued to commercialize our products in Uruguay specifically and in other select international markets where we have obtained required clearances and approvals, we have encountered and will continue to encounter risks and uncertainties frequently experienced by rapidly growing companies in developing markets, including our ability to achieve broad market acceptance of our products, attract additional customers, grow partnerships, withstand increasing competition and manage increasing expenses as we continue to grow our business. If our assumptions regarding these risks and uncertainties are incorrect or change in response to changes in the market for our products, our operating and financial results could differ materially from our expectations and our business could suffer.

We rely on Chinese manufacturers for a key component to our system, our Vantem Board that is used to manufacture our Structural Insulated Panels. For our business strategy to be successful the manufacturers we work with in China must be able to provide Vantem Composite Technologies and our Joint Ventures and/or future subsidiaries with Vantem Boards in sufficient quantities, in compliance with Vantem quality control standards, at acceptable costs and on a timely basis so that we can in turn sell Structural Insulated Panels made with these Boards such products to our customers and distributors. We do not have long-term agreements with our suppliers as such, there is no assurance that they will continue to provide us with manufacturing services in the future. We are also subject to and have little or no control over delays and quality control lapses that our suppliers may suffer.

We and our Vantem Board manufacturers rely on suppliers of raw materials used in the production of our products. Any interruption in the supply of finished products could hinder our ability to distribute timely our finished products. If we are unable to obtain adequate product supplies to satisfy orders for our products, we may lose such orders and, possibly, our distributors, and we may incur late delivery penalties. This, in turn, could result in a loss of margin, a loss of our market share, and a corresponding reduction in our revenues. In addition, any disruption in the supply of raw materials or an increase in the cost of raw materials to Vantem could have a significant effect on their ability to supply us with our products, which would adversely affect our financial condition and operating results.

We have a significant currency exchange risk in the purchase of our Vantem Boards. Our manufacturers incur their costs in Chinese RMB currency and have their cost basis in that currency. Prices to Vantem are set in RMB and converted to US Dollars at the exchange rate of the day on the day export documents are drafted. Vantem's contracts with customers may be signed many months prior to production or delivery, and usually can not be adjusted if exchange rates vary unfavorably. This could result in a loss of margin and profitability for Vantem Composite Technologies.

We have a significant currency risk in the sale of our products in the markets we operate in. It is often necessary to close contracts in local currency, which may fluctuate in value against the US dollar between the time the contract is signed and when products are delivered and invoiced. This could result in a loss of margin and profitability for Vantem Composite Technologies.

Our projected growth relies heavily on the continued sales growth of our Joint Venture operation in Uruguay. Any changes in market conditions in Uruguay could result in a loss of margin and profitability for Vantem.

Our projections assume expanding our role from a supplier of our construction system to contractors and builders to an additional role as developer of projects designed to use our construction system. This assumption is the source of significant projected revenue and margin growth for 2020 forward. Vantem Global and Vantem Uruguay do not have a track record in developing projects and the company's inability to do so could result in a negative impact for Vantem Global's profitability.

The development, marketing, and sale of our products depends upon our ability to maintain strong working relationships with our Joint Venture partners. We rely on these partners to provide us with considerable knowledge and experience regarding the development, marketing and sale of our products in their markets. These partners assist us with managing our Joint Venture companies and have the primary day-to-day responsibility over sales and marketing our products in their market as well as over production of Vantem Structural Insulated panels. If we cannot maintain our strong working relationships with these partners the manufacturing, marketing, and sales of our products could suffer, which could harm our business, financial condition and results of operations.

We are a small company with a limited management team, and limited corporate infrastructure. We expect to continue to experience a period of significant expansion in headcount, facilities, infrastructure and overhead to address potential growth and market opportunities. Future growth will impose significant added capital requirements, as well as added responsibilities on members of management, including the need to identify, recruit, maintain and integrate new personnel. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

In order to generate sales, we must be able to clearly demonstrate that our products are more cost-effective than the alternatives offered by our competitors. If we are unable to convince or continue convincing customers that our products lead to significantly better costs with acceptable quality, our business will suffer.

Our Vantem Board is made with a proprietary formula and specific production process. We have chosen not to patent the formula as the disclosures required for patent application would provide competitors information useful to them, therefore we have opted to keep our full formula a guarded secret. Should the formula become widely known it is possible competitors would begin using the formula to compete with us in our markets and negatively affect our business and prospects for growth.

Our membership interest units have not been registered under the Securities Act, and is being offered in reliance on the exemptive provisions of article 4(a)(6) of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that this offering qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934 (the "Exchange Act"), or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

There has been no public or private market for the Company's securities, and there can be no assurance that any such market would develop in the foreseeable future. There is, therefore, no assurance that the membership interst units of the Company can be resold at all, or near the offering price. The securities cannot be resold unless they are subsequently registered or an exemption from registration is available. There is no active trading market for the securities being offered and no market may develop in the foreseeable future for any of such securities. Further, there can be no assurance that the Company will ever consummate a public offering of any of the Company's securities. Accordingly, investors must bear the economic risk of an investment in the securities for an indefinite period of time.

The offering price was not established in a competitive market, but was determined by the Company. The offering price bears no relationship to the Company's assets, book value, historical results of operations or any other established criterion of value. The offering price should not be considered as an indication of the Company's actual value or the value of the securities.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately- held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

As a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Membership Unit	20,000,000	10,469,635	Voting	None

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

At year-end close of 2019 there were no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

Securities are being valued at the discretion of the issuer.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Vantem, investors do not have a definitive say in terms of business decisions.

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Vantem Holdings LLC	600,000	8%	12/31/2021

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
None				

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Vantem has incurred significant operating losses from inception, has an operating cash flow deficit, and relies on outside sources of funding to sustain its operations. Company's revenues in 2019 increased to $802,039 with a net loss of $434,834 for the year. Vantem also had expenditures for Property and Equipment that increased total Property & Equipment from $261,684 in 2018 to $669,351 by year-end 2019.

Vantem expects to significantly increase revenue in 2020 and secured $1 million in third party debt at 10% annual interest with $2 million in warrants excercisable at $0.50 per unit. Vantem has also secured commitments for a $1.5 million equity investment in the company that will require the issue of new units at $0.70 per unit in addition to a $500,000 warrant with rights to convert at $0.70 per unit.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

VAntem has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Vantem will file a report electronically with the SEC annually and post the report on its web site www.vantemglobal.com no later than 120 days after the end of each fiscal year covered by the report.

I, Chris Anderson, certify that:

(1) the financial statements of Vantem Global LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Vantem Global LLC included in this Form reflects accurately the information reported on the tax return for Vantem Global LLC filed for the fiscal year ended 12/31/2019.

Signature

Chris Anderson

CEO

05/20/2021

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



VANTEM GLOBAL LLC
A Delaware Limited Liability Company

Consolidated Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

UNAUDITED STATEMENTS

VANTEM GLOBAL LLC

Years Ended December 31, 2019 and 2018

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Vantem Global LLC.
Browns Summit, NC

We have reviewed the accompanying consolidated financial statements of Vantem Global LLC ("the Company"), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income & members' equity, and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has an operating cash flow deficit, relies on outside sources of funding and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

March 10, 2021

VANTEM GLOBAL LLC

Consolidated Balance Sheets

December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 25,573	$ 142,604
Accounts receivable, net	245,393	50,246
Inventory	654,387	146,270
Prepaid expenses	305,432	560,935
Total current assets	1,230,785	900,055
Property and equipment, net	669,352	261,684
Receivables, noncurrent	-	33,891
Total assets	**$ 1,900,137**	**$ 1,195,630**
Liabilities and members' equity		
Current liabilities		
Accounts payable	$ 639,861	$ 291,563
Payables to related parties	125,256	367,185
Deferred revenue	266,076	22,505
Notes payable, current portion	600,000	-
Total current liabilities	1,631,193	681,253
Notes payable, noncurrent portion	-	600,000
Total liabilities	1,631,193	1,281,253
Commitments and contingencies	-	-
Members' equity		
Controlling interest	162,631	48,229
Noncontrolling interest	129,571	(133,852)
Cumulated translation adjustment	(23,258)	-
Total members' equity	268,944	(85,623)
Total liabilities and members' equity	**$ 1,900,137**	**$ 1,195,630**

See independent accountants' review report and accompanying notes to the financial statements.

2

VANTEM GLOBAL LLC

Consolidated Statement of Operations, Comprehensive Income & Members' Equity

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Revenue, net	$ 802,039	$ 731,165
Cost of goods sold	(727,162)	(691,364)
Gross profit	74,877	39,801
Operating expenses		
General and administrative	129,206	109,366
Bad debt	10,959	-
Payroll and related expenes	133,225	95,998
Depreciation	50,395	50,395
Professional fees	73,755	30,671
Travel	37,061	26,618
Consultants and contractors	26,778	25,579
Insurance	3,334	13,340
Rent	-	10,708
Total operating expenses	464,713	362,675
Income (loss) from operations	(389,836)	(322,874)
Other income (expense)		
Interest expense	(52,990)	(30,244)
Foreign taxes	(12,360)	-
Total other income (expense)	(65,350)	(30,244)
Net income (loss) before income taxes	(455,186)	(353,118)
Less: Net loss attributable to noncontrolling interest	43,610	64,690
Net loss attributed to controlling interest	(411,576)	(288,428)
Other comprehensive loss		
Foreign currency translation	(23,258)	-
Total comprehensive income (loss)	$ (434,834)	$ (288,428)
Changes in controlling members' equity		
Beginning members' equity	48,229	$ 336,657
Capital contributions	548,836	-
Ending controlling members' equity	$ 162,231	$ 48,229
Changes in noncontrolling members' equity		
Beginning noncontrilling members' equity	(133,852)	(69,162)
Contributions of noncontrolling interest members	319,061	-
Translation adjustment attributed to noncontrolling members	(11,629)	-
Net loss attributable to noncontrolling members	(43,610)	(64,690)
Ending noncontrolling members' equity	$ 129,970	$ (133,852)

See independent accountants' review report and accompanying notes to the financial statements.

VANTEM GLOBAL LLC
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2019 and 2018
(unaudited)

	2019	2018
Cash flows from operating activities		
Net income (loss)	$ (455,186)	$ (353,118)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	50,395	50,395
Bad debt	10,959	-
Inventory obsolescence	73,250	-
Changes in operating assets and liabilities:		
Receivables	(172,215)	(75,475)
Inventory	(573,625)	112,597
Prepaid expenses	255,503	(560,935)
Accounts payable and accrued expenses	359,556	68,074
Payables to related parties	74,643	17,356
Deferred revenue	243,571	22,505
Net cash used by operating activities	(133,149)	(718,601)
Cash flows from investing activities		
Payments for the purchase of fixed assets	(458,063)	(11,005)
Net cash used by investing activities	(458,063)	(11,005)
Cash flows from financing activities		
Proceeds from issuances of notes payable	-	600,000
Proceeds from member advances	-	275,875
Repayments of member advances	-	(51,308)
Capital contributions and sale of units	469,923	-
Net cash provided by financing activities	469,923	824,567
Effect of exchange rates on cash	4,258	-
Net decrease in cash and cash equivalents	(117,031)	94,961
Cash and cash equivalents, beginning	142,604	47,643
Cash and cash equivalents, ending	$ 25,573	$ 142,604
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vantem Global LLC ("the Company") is a limited liability company organized on November 15, 2010 under the laws of the State of Delaware, and is headquartered in Browns Summit, North Carolina. The Company directs manufacturing, distribution, and installation of the Company's proprietary and innovative method ("Vantem's Building System") for rapid construction of high-quality commercial, residential, and governmental real estate, including product and installation training. During December 2020, Vantem Global LLC converted from a Delaware limited liability company to a Delaware corporation. These financial statements do not include any adjustments as a result of the conversion.

Basis of Presentation & Principles of Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The accompanying consolidated financial statements include the accounts of the Company and its 50% owned subsidiary, Vudater SA ("Vantem Uruguay"), organized under the laws of the country of Uruguay. Vantem Uruguay is engaged in the same construction operations as the Company, primarily focused in foreign markets, and comprises the majority of the Company's operating activity. In cases where the Company owns a majority interest but does not own 100% of the interests in the subsidiary, it recognizes a non-controlling interest attributed to the interests held by and controlled by outside parties. The Company recognizes 100% of the assets and liabilities of the entity and disclose non-controlling interest portions. The statements of operations and comprehensive income will consolidate the subsidiary's full operations, and will separately disclose the elimination of the non-controlling interest's allocation of profits or losses.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is the Uruguayan Peso, and financial statement presentation is in United States Dollars. The subsidiary's financial statements were translated by applying the sport rate to balance sheet accounts as of period end, and an average annual exchange rate applied to revenue and expense accounts. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation adjustment of $23,248 during the year ended December 31, 2019 and nominal amounts during the year ended December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts have been reclassified in the prior years' financial statements to conform to the current year presentation. These reclassifications had no material effect on previously reported results of operations, assets, liabilities, or equity.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). The Company adopted the new standard on a modified retrospective basis as of the implementation date utilizing practical expedients, which had no material impact on outstanding contracts and no adjustments were required to prior periods or opening equity accounts. ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

For contracts in which the Company directly sells materials and panels to the end-user where the end-user is responsible for installation, revenue is typically recognized upon fulfillment of the Company's performance obligation to delivery the panels and materials to the customer, which comprises the full value of the contract price.

For contracts in which the Company is responsible for installation, the Company allocates the contract price to the performance obligations of a.) delivery of panels and materials to the customer and b.) performance of installation services. The Company recognizes allocated revenue upon the delivery of panels and materials to the customer, and recognizes revenue from the installation services as performance obligations are complete, typically on a monthly basis. The Company's contracts generally specify a standard installation rate per linear foot, which the Company has an enforceable right to collect upon performance of installation services.

Upon receipt of a prepayment from a customer, the Company recognizes a contract liability as deferred revenue in the amount of the prepayment for its performance obligation to transfer goods and services in the future. At December 31, 2019, the Company has recorded a liability of $266,076 which the Company expects to recognize as revenue during the year ended December 31, 2020, when it transfers those goods and services and, therefore, satisfies its performance obligation to the customers.

During the year ended December 31, 2018, roughly 69% of total recognized revenue was attributed to a single customer. During the year ended December 31, 2019, roughly 70% of total revenue was from that same customer.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions domestically in the United States and internationally, primarily in Uruguay and other South American markets . A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

The carrying amounts reported in the balance sheets approximate fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts to date.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. As of December 31, 2019, the Company determined that an aggregate $10,980 of outstanding receivables was considered uncollectible and recognized an allowance for doubtful accounts in the same amount. No such amounts existed or were considered necessary as of December 31, 2018.

During the years ended December 31, 2019 and 2018, a total of 84% and 47% of outstanding receivables were from a single customer.

Inventory

Inventory consists of construction panels and the raw materials and supplies used in production of construction panels. Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2019 and 2018, the Company recorded an impairment charge of $73,250 and $55,785, respectively, which is recorded within cost of goods sold on the consolidated statements of operations.

During the year ended December 31, 2018, the Company made advance payments to a supplier as a prepayment for future inventory in the amount of $542,000, recognized as prepaid expense. The Company received the majority this inventory during the year ended December 31, 2019, and had approximately $58,000 in prepaid inventory as of December 31, 2019. As of December 31, 2019 and 2018, nearly all inventory amounts were goods held for resale by the Company.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes (generally 5-7 years). Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $15,457 and $612 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statements of income & comprehensive income.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included under "Cost of Goods Sold" in the consolidated statement of operations and members' equity.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the State of North Carolina jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

During 2020, the FASB has issued various other technical and maintenance updates. No other recently issued accounting pronouncements are expected to have a significant impact on the Company's
financial statements.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred significant operating losses from inception, has an operating cash flow deficit, and relies on outside sources of funding to sustain its operations, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company may not be able to raise sufficient funding on acceptable terms, if at all, and failure to generate sufficient revenues or achieve certain other business plan objectives may have a material adverse effect on the Company's results of operations, cash flows, and financial position. Accordingly, management has concluded that there is substantial doubt about the Company's ability to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2019	2018
Machinery and equipment	$ 822,636	$ 364,574
Accumulated depreciation	(153,285)	(102,890)
Property and equipment, net	$ 669,351	$ 261,684

During December 2019, the Company purchased approximately $460,000 of new machinery to be utilized in its third-party production facility in China. None of the equipment was placed in service until subsequent to year-end, thus no depreciation expense related to those assets has been recognized in these financial statements.

Depreciation expense for the years ended December 31, 2019 and 2018, was $50,395 and $50,395, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, shareholders of the Company advanced funds to be used in operations, totaling $111,500 and $155,874, respectively, which are non-interest bearing. As of December 31, 2019, a total of $125,256 was due and outstanding to related parties.

The Company also receives professional services from a company under common control. The amount of services provided and billed was $nil and $47,111 during the years ended December 31, 2019 and 2018, respectively.

During the year ended December 31, 2019, the Company also made operating capital advances to its third-party manufacturing facility in China in order to facilitate the expansion of its production line. These amounts are reflected in prepaid expenses on the Company's consolidated balance sheet.

NOTE 5 – DEBT

During 2018, the Company entered into two promissory notes for aggregate proceeds of $600,000. The notes bear interest at 8% per annum and mature on December 31, 2020. As of December 31, 2019 and 2018, the Company had recorded an aggregate 73,658 and 50,770 in accrued interest, respectively.

Future minimum principal payments are as follows:

2020	$ 600,000
2021	-
2022	-
2023	-
2024	-
	$ 600,000

The Company recognized interest expense of $50,770 and $22,888 during the years ended December 31, 2019 and 2018, respectively.

NOTE 6 – MEMBERS' EQUITY

During the year ended December 31, 2019, the Company executed a revised operating agreement, resulting in the Company being authorized to issue an aggregate 20,000,000 member units, of which all prior outstanding member units were converted on a pro rata basis to an aggregate 10,000,000 outstanding units issued to prior members.

During the year ended December 31, 2019, the Company issued an aggregate 469,923 membership units at $1/share to various investors via an offering conducted under Regulation Crowdfunding, resulting in aggregate proceeds of $469,923.

Also during 2019, the Company had various operating advances from both related parties and third parties which were forgiven and converted to equity within the Company' subsidiary, resulting in roughly $319,00 of additional member contributions from noncontrolling interests recognized during the year.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 10, 2021, the date these financial statements were available to be issued. The following events have been identified that require disclosure:

- During August 2020, the Company received an aggregate $1,000,000 from the issuance of third-party debt, which matures in August 2023 and carries interest at 10% per annum. The debt agreement included a warrant issued which allows the note holder to convert the note into a total of 2,316,149 shares of the Company and to purchase an additional 2,316,149 shares for an additional $1 million investment.
- During December 2020, the Company converted from a Delaware limited liability company to a Delaware corporation. Also during December 2020, the Company entered into agreements to extend the $600,000 of outstanding debt (as discussed in Note 5 above) through December 31, 2021.
- During March 2021, the Company received an aggregate $500,000 from the issuance of third-party debt, which matures in July 2021 and carries interest at 10% per annum.